Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603

                                October 25, 2021

Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9709
                       American Heroes Portfolio Series
                                 (the "Trust")
                     CIK No. 1871256  File No. 333-259604
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your additional comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENTS

Portfolio
_________

      1. PLEASE EXPLAIN HOW A COMPANY BECOMES A MEMBER OF THE VETS ELIGIBLE UNIVERSE OF COMPANIES IN THE PORTFOLIO SECTION.

      Response: In accordance with the Staff's comment, the disclosure will be revised as follows:

      "To be included in the Veterans Select Index(SM), a company must:
         - Be a member of the VETS eligible universe of companies. The eligible universe is maintained by VETS Indexes LLC and includes companies populated from a variety of sources, including annual rankings, survey and recognition programs considered representative by the VETS Index Committee. The VETS Indexes eligible universe leverages various selection criteria, such as company culture, policies and reservist accommodations to identify companies most supportive of military veterans, service members and their families through the creation of employment opportunities and development of employment policies;
         - Have liquidity greater than $40 million in average daily traded dollar volume;
         - Be publicly traded with a market capitalization of at least $1 billion; and
         -  Pass the VETS Index Committee credibility review
       As of September 17, 2021, the Index consisted of 54 companies."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon